UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ADIAL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00688A 106

(CUSIP Number)

Bankole A. Johnson.

c/o Adial Pharmaceuticals, Inc.

1180 Seminole Trail, Suite 495

Charlottesville, Virginia 22901

(434) 422-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00688A106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bankole A. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 488,147
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,023,338
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 488,147
WITH	10	SHARED DISPOSITIVE POWER 1,023,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00688A106	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) En Fidecomiso de Mi Vida 11/23/2010 (Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Trust formed under the laws of the State of Texas
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 850,896
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 850,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00688A106	13D	Page 4 of 8 Pages

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

Item 2.   Identity and Background.

(a), (f) The persons filing this statement are Bankole A. Johnson and En Fidecomiso de Mi Vida 11/23/2010 (Trust), a trust formed under the laws of the State of Texas (the “Trust”). Dr. Johnson controls the Trust due to his position as the sole trustee of the Trust.

(b) The principal business address of Dr. Johnson and the Trust is c/o Adial Pharmaceuticals, Inc., 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901. Dr. Johnson and the Trust are referred to as the “Reporting Persons” in this Schedule 13D.

(c) The present principal occupation of Dr. Johnson is serving as the Chair of the Department of Psychiatry at the University of Maryland School of Medicine and leading the Brain Science Research Consortium Unit at the University of Maryland.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Johnson is a citizen of the United States of America. The Trust is a trust formed under the laws of the State of Texas.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Persons used personal funds to acquire the securities described in Item 4 of this Schedule 13D other than shares of Common Stock issued as compensation for services rendered. The stock options granted to Dr. Johnson on January 1, 2018 were awarded as compensation for services rendered to the Issuer as a member of the board of directors.

Item 4.   Purpose of the Transaction.

The purpose of the transactions described in this Schedule 13D is solely for investment.

In connection with the initial public offering (the “IPO”) of the Issuer, ADial Pharmaceuticals, L.L.C. was converted from a Virginia limited liability company into a Virginia corporation, APL Conversion Corp., which conversion was consummated on October 3, 2017. Thereafter, on October 11, 2017 the Issuer was reincorporated in Delaware by merging the Virginia corporation with and into the Issuer, which was incorporated on October 5, 2017 and as a wholly owned subsidiary of the Virginia corporation. In order to consummate the conversion, a certificate of conversion was filed with the Secretary of State of the State of Virginia. In order to consummate the reincorporation, certificates of merger were filed with the Secretary of State of the States of Delaware and Virginia. In connection with the corporate conversion/reincorporation, all outstanding Class A units, Class B units, and Profits Interest Units of ADial Pharmaceuticals, LLC (collectively, the “LLC Units”) were automatically converted into shares of common stock of the Virginia corporation and then into an aggregate of 3,268,005 shares of common stock of the Issuer, and the Issuer succeeded to the business of ADial Pharmaceuticals, L.L.C.

Dr. Johnson is the trustee of each of En Fidecomiso de Mi Vida 11/23/2010 (Trust) , En Fidecomiso de Todos Mis Suenos Grantor Retained Annuity Trust dated June 27, 2017, En Fideicomiso De Mis Suenos 11/23/2010 (Trust) and De Mi Amor (Trust),, each of which entities owns securities of the Issuer. Dr. Johnson has control over disposition and voting decisions by such entities with respect to securities of the Issuer owned by such entities and is an indirect beneficial owner of such securities. Dr Johnson also has control over Medico-Trans Company, LLC and certain shares of Common Stock owned by his family members.

CUSIP No. 00688A106	13D	Page 5 of 8 Pages

For the LLC Units held by Dr. Johnson, the Trust, En Fidecomiso de Todos Mis Suenos Grantor Annuity Trust dated June 27, 2017, En Fideicomiso De Mis Suenos 11/23/2010 (Trust), De Mi Amor (Trust), and certain family members of Dr. Johnson for which each paid an aggregate of $25,000, $100,045, $5.00, $1.20, $0.40 and $0.43, respectively, from personal funds of Dr. Johnson, each received the following in the corporate conversion/reincorporation: (i) Dr. Johnson received 52,654 shares of Common Stock and warrants to purchase 3,275 shares of Common Stock; (ii) the Trust received 850,896 shares of Common Stock; (iii) En Fidecomiso de Todos Mis Suenos Grantor Annuity Trust dated June 27, 2017 received 93,000 shares of Common Stock; (iv) En Fideicomiso De Mis Suenos 11/23/2010 (Trust) received 22,320 shares of Common Stock; (v) De Mi Amor (Trust) received 7,440 shares of Common Stock; and (vi) and the family members collectively received 9,300 shares of Common Stock. Dr. Johnson is deemed to beneficially own these shares due to the fact that he serves as trustee of the trusts and the 9,300 shares are held by immediate family members sharing the same household.

On January 1, 2018, Dr. Johnson received an option to purchase an aggregate of 5,580 shares of Common Stock at an exercise price of $5.70 per share (which options terminate on June 30, 2027), of which an aggregate of 2,790 shares of Common Stock will vest within 60 days of November 12, 2018 (the options vested 1/6th of the grant on January 1, 2018 with the remaining shares vesting 1/36th on the first day of each month over the remaining 30 months).

On February 22, 2018 and March 1, 2018, the Issuer entered into Security Purchase Agreements pursuant to which it issued senior notes (the “Senior Notes”) in the aggregate principal amount of $510,000 to a number of its directors, including Dr. Johnson, and entities that they control as well as two consultants. The Senior Notes ranked pari passu with respect to seniority as to payment to one another and senior as to payment as to all other outstanding debt, and was secured by a lien on substantially all of the Issuer’s assets. The Senior Notes bore interest at rate of 18% per annum and were payable upon the closing of the IPO. Additionally, upon consummation of the IPO, the Issuer agreed to issue to holders of the Senior Notes: (i) warrants to purchase a number of units equal to 400% of the principal amount of the Senior Notes divided by the price per unit of such next financing; and (ii) a number of units equal to 400% of the principal amount of the Senior Notes divided by the price per unit of such next financing. The warrants have an exercise price equal to the price per share in the IPO and are exercisable for a term of five years. The Issuer also agreed to issue to each holder of the Senior Notes (A) warrants to purchase a number of units equal to 400% of the principal amount of the Senior Notes issued to such holder divided by the price per unit in the IPO; and (B) a number of units equal to 400% of the principal amount of the Senior Notes issued to such holder divided by the price per unit in the IPO.

On April 1, 2018, Dr. Johnson was issued 50,000 shares of Common Stock in lieu of cash payments that were to be made under the performance bonus plan that was terminated.

On July 31, 2018, upon consummation of the IPO, (i) Dr. Johnson. received 153,114 shares of Common Stock and a warrant to purchase 153,114 shares of Common Stock exercisable for $6.25 per share, which shares and warrants were received upon automatic conversion of a convertible note in the principal amount of $52,000 together with interest accrued thereon at the note conversion price of $0.44 per share. The promissory notes were issued in September 2016 in a private placement in which the Issuer issued an aggregate principal amount of $235,000 promissory notes including the foregoing note and notes issued to other officers and directors of the Issuer.

On July 31, 2018, Dr. Johnson purchased 1,400 units (the “Units”) in the IPO at the initial public offering price of $5.00 per Unit, which corresponds to a price of $4.99 per share of Common Stock and $0.01 per warrant. Each Unit consisted of one share of Common Stock and a warrant to purchase one share of Common Stock at an exercise price of $6.25 per share, exercisable immediately and expiring five years from the date of issuance. The 1,400 shares of Common Stock and warrants to purchase 1,400 shares of Common Stock that each purchased were immediately separable upon issuance of the Units in the IPO.

In addition, on July 31, 2018, upon consummation of the IPO, pursuant to the terms of a Medical Translation Services Agreement that the Issuer entered into with Medico-Trans Company, LLC (a limited liability company controlled by Dr. Johnson) in January 2018, Medico-Trans Company, LLC was issued 40,382 shares of Common Stock.

In addition, on July 31, 2018, upon consummation of the IPO, pursuant to the terms of a Securities Purchase Agreement, dated February 22, 2018 (the “Securities Purchase Agreement”) the Senior Notes were exchanged for Units and Dr. Johnson received 17,600 Units consisting of 17,600 shares of Common Stock and warrants to purchase 17,600 shares of Common Stock at an exercise price of $6.25 per share, and (ii) warrants to purchase 17,600 Units (the “Unit Warrants”), which Units consisted of 17,600 shares of Common Stock and warrants to purchase 17,600 shares of Common Stock, such that if all of the Unit Warrants were completely exercised, 35,200 shares of Common Stock would be issued to Dr. Johnson.

CUSIP No. 00688A106	13D	Page 6 of 8 Pages

On November 12, 2018, Dr. Johnson exchanged the 17,600 Unit Warrants for (A) a warrant to purchase 17,600 shares of Common Stock with an exercise price of $5.00 per share, and (B) a warrant to purchase 17,600 shares of Common Stock at an exercise price of $6.25 per share.

The foregoing descriptions of the terms of the Form of 2016 Convertible Promissory Note (2016 Offering), warrants issued as part of the Units in the IPO, the Securities Purchase Agreement, and the warrants acquired on November 12, 2018 are qualified in their entirety by reference to the full text of the forms of such documents, copies of which are included as Exhibits 2, 3, 4, 5, 6 and 7, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 6,556,249 shares of Common Stock outstanding as of November 12, 2018.

Dr. Johnson is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 274,768 shares of Common Stock and warrants to purchase an aggregate of 210,589 shares of Common Stock; and (b) options to purchase an aggregate of 5,580 shares of Common Stock, of which 2,790 shares are vested as of November 12, 2018 or vest within 60 days thereof.

In addition, Dr. Johnson is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock and warrants to purchase 1,023,338 shares of Common Stock, which shares are directly held by the Trust, En Fidecomiso de Todos Mis Suenos Grantor Retained Annuity Trust dated June 27, 2017, En Fideicomiso De Mis Suenos 11/23/2010 (Trust), De Mi Amor (Trust), Medico-Trans Company, LLC and certain family members of Dr. Johnson.

The Trust is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of zero shares.

Dr. Johnson and the Trust are deemed to be the beneficial owner of, and have shared power to vote or direct the vote and to dispose or direct the disposition of 850,896 shares of Common Stock.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Johnson and the Trust (on the basis of 6,556,249 shares of Common Stock outstanding as of November 12, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned by Dr. Johnson:	Percent of class of Common Stock:
	1,511,485	22.3%

	Number of shares of Common Stock beneficially owned by the Trust:	Percent of class of Common Stock:
	850,896	13.0%

(b)	Number of shares of Common Stock as to which Dr. Johnson has:

(i)	Sole power to vote or to direct the vote:	488,147

(ii)	Shared power to vote or to direct the vote:	1,023,338

(iii)	Sole power to dispose or to direct the disposition of:	488,147

(iv)	Shared power to dispose or to direct the disposition of:	1,023,338

CUSIP No. 00688A106	13D	Page 7 of 8 Pages

(b)	Number of shares of Common Stock as to which Trust has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	850,896

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	850,896

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated November 13, 2018

Exhibit 2:	Form of 2016 Convertible Promissory Note (2016 Offering) (incorporated by reference to Exhibit 4.16 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 3:	Form of IPO Warrant Issued to Investors (incorporated by reference to Exhibit 4.23 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 4:	Form of Securities Purchase Agreement dated February 22, 2018 (incorporated by reference to Exhibit 10.24 of the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-220368))

Exhibit 5:	Form of Exchange Agreement, dated November 12, 2018 (incorporated by reference to Exhibit 4.3 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Exhibit 6:	Form of Warrant ($5.00 Exercise Price Per Share) acquired on November 12, 2018 (incorporated by reference to Exhibit 4.4 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Exhibit 7:	Form of Warrant ($6.25 Exercise Price Per Share) acquired on November 12, 2018 (incorporated by reference to Exhibit 4.5 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2018)

Annex A:	Certain Transactions by the Reporting Persons

CUSIP No. 00688A106	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2018

/s/ Bankole A. Johnson
Bankole A. Johnson

En Fidecomiso de Mi Vida 11/23/2010 (Trust)

By:	/s/ Bankole A. Johnson, as trustee

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
November 12, 2018	Acquired warrants to purchase 17,600 shares of Common Stock	*
November 12, 2018	Acquired warrants to purchase 17,600 shares of Common Stock	*

* As described in this Schedule 13D, on November 12, 2018: (i) Dr. Johnson exchanged the 17,600 Unit Warrants for (A) a warrant to purchase 17,600 shares of Common Stock with an exercise price of $5.00 per share, and (B) a warrant to purchase 17,600 shares of Common Stock at an exercise price of $6.25 per share.

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 13th day of November, 2018, by and between Bankole A. Johnson and En Fidecomiso de Mi Vida 11/23/2010 (Trust) (together, the “Joint Filers”).

Whereas, pursuant to Rule 13d-1(k) under Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligations under Section 13(d) of the Exchange Act by a single joint filing:

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.	Schedule 13D with respect to the common stock, par value $0.01 per share, of Adial Pharmaceuticals, Inc., a Delaware corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein contained.

3.	Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Bankole A. Johnson
Bankole A. Johnson

Date: November 13, 2018

En Fidecomiso de Mi Vida 11/23/2010 (Trust)

By:	/s/ Bankole A. Johnson, as trustee
Name:	Bankole A. Johnson
Title:	Trustee

Date: November 13, 2018